GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 6225 4959

03 DEC -2 AM 7:

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2847/03/LTR

28 November 2003

SUPPL

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

03037865

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 27 November 2003 (*Close of Exit Offer for Target Realty Limited*); and
- 27 November 2003 (*Unaudited Third Quarter Financial Statement*)

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)

Ms Catherine Loh (without enclosures)

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

MASNET No. 103 OF 27.11.2003
Announcement No. 103

CITY DEVELOPMENTS LIMITED

Close of Exit Offer for Target Realty Limited

Please find attached the announcement issued by City Developments Limited in relation to the close of exit offer for Target Realty Limited.

TRL'delisted.

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 27/11/2003 to the SGX

All capitalised terms used and not defined herein shall have the meanings given to them in the circular dated 20 October 2003 issued by Target Realty Limited ("**TRL**") in connection with the voluntary delisting ("**Voluntary Delisting**") of TRL from the Official List of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") and the exit offer letter dated 6 November 2003 issued by DBS Bank Ltd ("**DBS Bank**"), for and on behalf of City Developments Limited ("**CDL**"), containing the terms of the Exit Offer (as defined below).

Close of Exit Offer

CDL wishes to announce that the delisting exit offer ("**Exit Offer**") made by DBS Bank for and on behalf of CDL to acquire all the issued ordinary shares of $0.05 each in the capital of TRL ("**Shares**"), other than those already held as at the date of the Exit Offer by CDL, its related corporations or the respective nominees of CDL or its related corporations ("**Offer Shares**"), has closed at 3.30 p.m. on 27 November 2003 (the "**Closing Date**").

All forms of acceptance and/or other relevant documents received after 3.30 p.m. on the Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

Level of Acceptances

As at 3.30 p.m. on the Closing Date, CDL has received valid acceptances amounting to 1,743,928 Offer Shares, representing 0.769% of the issued share capital of TRL and 19.731% of the Offer Shares.

As at the date of announcement of the Voluntary Delisting on 17 October 2003 ("**Announcement Date**"), the CDL Group owned in aggregate 215,756,141 Shares representing 95.102% of the issued share capital of TRL. In addition, CDL had then received notices from the Non-Assenting Shareholders under Section 215(3) of the Act pursuant to which CDL was bound to acquire an aggregate 1,150,069 Shares representing 0.507% of TRL's issued share capital.

From the Announcement Date to 3.30 p.m. on the Closing Date:-

a) CDL has acquired 4,235,302 Shares representing 1.867% of the issued share capital of TRL from the Non-Assenting Shareholders pursuant to Section 215(3) of the Act; and

b) in addition, as at the Closing Date, pursuant to notices from the Non-Assenting Shareholders under Section 215(3) of the Act, CDL is bound to acquire an aggregate of 570,968 Shares representing 0.252% of TRL's issued share capital.

Save as disclosed above, from the Announcement Date to 3.30 p.m. on the Closing Date, neither CDL nor, based on information available to CDL as at the Closing Date, any of its Concert Parties has acquired or agreed to acquire any Shares.

Taking into account the valid acceptances of the Exit Offer received up to 3.30 p.m. on the Closing Date, the Shares acquired from Non-Assenting Shareholders and the notices received from Non-Assenting Shareholders under Section 215(3) of the Act as mentioned above, the CDL Group now owns, controls or has agreed or is bound to acquire an aggregate of 221,735,371 Shares, representing 97.737% of the issued share capital of TRL

Settlement

CDL has already effected settlement in respect of valid acceptances of the Exit Offer received on or before 5.00 p.m. on 20 November 2003.

In respect of valid acceptances of the Exit Offer received after 5.00 p.m. on 20 November 2003 but on or before 3.30 p.m. on the Closing Date, remittances in the form of cheques for the appropriate amounts will be despatched by ordinary post to the accepting Shareholders (or in the case of Shareholders whose Offer Shares are not deposited with CDP, their designated agents as they may direct) at their own risk within 21 days of the date of receipt of such valid acceptances.

Delisting

The SGX-ST has advised on 10 November 2003 that TRL will be delisted from the Official List of the SGX-ST with effect from 9.00 am on Friday, 28 November 2003.

Rights of Non-Assenting Shareholders under Section 215(3) of the Act

Despite the delisting of TRL from the Official List of the SGX-ST, Non-Assenting Shareholders still have the right to require CDL to acquire their Shares.

Non-Assenting Shareholders have up to **23 December 2003** to require CDL to acquire their Shares by giving notice under Section 215(3) of the Act with respect to any of their Shares. Unless otherwise agreed or ordered by the High Court upon application of the Non-Assenting Shareholder or CDL, CDL's acquisition of Shares of a Non-Assenting Shareholder would be made on the same terms and conditions on which the Mandatory Offer was made, and the terms and conditions of the Mandatory Offer as set out in the offer document dated 29 July 2003 issued by CDL in connection with the Mandatory Offer shall apply *mutatis mutandis.*

Under the terms of the Mandatory Offer, the consideration for each Offer Share was:

(i) $0.62 in cash (the "**Cash Alternative**"); or
(ii) 0.13 new CDL share (the "**Share Alternative**").

Non-Assenting Shareholders who elect to exercise their right under Section 215(3) of the Act may select either the Cash Alternative or the Share Alternative, but not a combination thereof. Non-Assenting Shareholders who wish to exercise such right are advised to seek their own independent legal advice.

Responsibility Statement

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated in this announcement are fair and accurate in all material aspects and that no material facts have been omitted from this announcement which would make any statement in this announcement misleading, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources (including, without limitation, information relating to TRL) or obtained from TRL, the sole responsibility of the Directors, after having made reasonable enquiries, has been to ensure that such information has been accurately and correctly extracted from these sources and reflected in this announcement.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary
27 November 2003

MASNET No. 96 OF 27.11.2003
Announcement No. 96

CITY DEVELOPMENTS LIMITED

Unaudited Third Quarter Financial Statement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

These figures have not been audited.

	The Group Third Quarter ended 30 September			The Group 9-Month period ended 30 September		
	2003	2002	Increase/ (Decrease)	2003	2002	Increase/ (Decrease)
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	622,598	591,632	5.2	1,685,575	1,700,871	(0.9)
Cost of sales	(351,389)	(328,086)	7.1	(954,633)	(853,995)	11.8
Gross profit	271,209	263,546	2.9	730,942	846,876	(13.7)
Other operating income	3,249	25,849	(87.4)	49,700	45,476	9.3
Administrative expenses	(92,440)	(93,558)	(1.2)	(276,373)	(303,987)	(9.1)
Other operating expenses	(104,240)	(115,626)	(9.8)	(295,695)	(296,189)	(0.2)
Profit from operations	77,778	80,211	(3.0)	208,574	292,176	(28.6)
Finance costs	(36,380)	(44,591)	(18.4)	(126,775)	(141,954)	(10.7)
Profit before share of results of associated companies and jointly controlled entities	41,398	35,620	16.2	81,799	150,222	(45.5)
Share of loss of associated companies	(17)	(123)	(86.2)	(59)	(540)	(89.1)
Share of profit / (loss) of jointly controlled entities	30,783	(8,934)	NM	46,753	5,067	822.7
Profit from ordinary activities before taxation [1]	72,164	26,563	171.7	128,493	154,749	(17.0)
Taxation [2]	(21,970)	3,371	NM	(27,874)	(45,193)	(38.3)
Profit from ordinary activities after taxation	50,194	29,934	67.7	100,619	109,556	(8.2)
Minority interests	(8,969)	(12,966)	(30.8)	(10,568)	(21,896)	(51.7)
Net profit	41,225	16,968	143.0	90,051	87,660	2.7
Earnings per share (basic and fully diluted)	5.06 cents	2.12 cents		11.18 cents	10.94 cents	

NM : Not meaningful

Note :

(1) Profit from ordinary activities before taxation includes the following :

	The Group Third quarter ended 30 September		The Group 9-Month period ended 30 September	
	2003 S$'000	2002 S$'000	2003 S$'000	2002 S$'000
(a) Other operating income				
Interest income	5,852	19,839	26,322	34,996
(Loss)/Profit on sale of investments, property, plant and equipment	(1,488)	(595)	16,635 (3)	441
Net exchange (loss)/gain	(2,898)	6,444	2,520	4,150
(b) Other expenses				
Depreciation	(40,442)	(50,197)	(124,566)	(158,028)
Amortisation	(1,042)	(1,481)	(3,610)	(4,017)
(Allowance for)/Write-back of foreseeable losses on development properties (net)	-	(9,740)	2	19,731
Impairment losses made for property, plant and equipment	-	(20,840)	-	(24,840)
Allowance for doubtful debts				
- trade	(430)	(1,912)	(1,168)	(1,912)
- non-trade	(325)	-	(13,977) (4)	-
Write-back of/(Allowance for) diminution in value of investments (net)	233	(574)	2,195	(1,297)

(2) Taxation for the third quarter and 9-month period ended 30 September 2003 is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit/(losses) and taxable temporary differences.

Taxation charge for the Group includes overprovision in respect of prior years of $4,939,000 for the third quarter (2002: $462,000) and $9,590,000 for the 9-month period ended 30 September 2003 (2002 : $1,292,000).

(3) This includes profit of approximately $17m achieved in Q1 2003 on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and a partly built hotel in China.

(4) This relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property. The purchaser has now filed for protection from bankruptcy and the subsidiary has therefore decided that it is prudent to make a provision against the loan note.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	<-------- The Group --------->		<----- The Company ------>	
	As at 30.9.2003 S$'000	As at 31.12.2002 S$'000	As at 30.9.2003 S$'000	As at 31.12.2002 S$'000
Non-Current Assets				
Property, plant and equipment	9,105,421	7,397,005	671,197	670,453
Investments in subsidiaries	-	-	2,185,410	2,125,806
Investments in associated companies	1,491	27,651	-	-
Investments in jointly controlled entities	229,513	159,246	63,385	63,385
Financial assets	24,611	22,101	19,197	16,825
Deferred financial charges	13,941	19,284	447	390
Intangible assets	212	253	-	-
Other non-current assets	112,862	115,238	37,457	36,807
Current Assets				
Development properties	2,267,413	2,178,284	1,882,217	1,777,621
Consumable stocks	12,199	12,491	1,173	1,219
Financial assets	25,182	20,528	-	-
Trade and other receivables	734,976	701,596	734,728	687,451
Cash and cash equivalents	513,347	614,787	141,342	191,316
	3,553,117	**3,527,686**	**2,759,460**	**2,657,607**
Less:				
Current Liabilities				
Bank overdrafts	2,516	4,980	-	-
Trade and other payables	596,808	695,585	668,135	639,341
Bank loans	69,868	108,631	65,668	102,681
Current portion of long-term liabilities	346,514	475,581	125,000	200,000
Bonds and notes - repayable within 12 months	313,884	190,351	132,000	147,000
Employee benefits	14,005	15,045	1,207	1,519
Provision for taxation	57,037	123,302	20,587	51,138
Provisions	3,717	-	-	-
	1,404,349	**1,613,475**	**1,012,597**	**1,141,679**
Net Current Assets	**2,148,768**	**1,914,211**	**1,746,863**	**1,515,928**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other borrowings	4,309,615	4,071,027	1,095,841	938,199
Employee benefits	14,738	11,784	-	-
Deferred tax liabilities	738,606	317,126	29,251	21,841
Provisions	9,601	10,335	-	-
	5,072,560	**4,410,272**	**1,125,092**	**960,040**
Less:				
Minority Interests	1,966,864	1,382,546	-	-
NET ASSETS	**4,597,395**	**3,862,171**	**3,598,864**	**3,469,554**
CAPITAL AND RESERVES				
Share capital	413,340	400,511	413,340	400,511
Reserves	4,184,055	3,461,660	3,185,524	3,069,043
	4,597,395	**3,862,171**	**3,598,864**	**3,469,554**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30.9.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$403,023,000	$327,403,000	$187,772,000	$586,988,000

Amount repayable after one year

As at 30.9.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$2,859,748,000	$1,428,001,000	$2,780,289,000	$1,266,305,000

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Third quarter ended 30 September		9-Month period ended 30 September	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
Cash Flows from Operating Activities				
Net profit before taxation and minority interests	72,164	26,563	128,493	154,749
Adjustments for:				
Amortisation of deferred financial charges	711	1,437	3,272	3,966
Amortisation of intangible assets	331	44	338	51
Depreciation	40,442	50,197	124,566	158,028
Deferred financial charges written off	1	-	40	171
Intangible assets written off	-	247	-	247
Property, plant and equipment written off	72	410	388	492
Loss/(Profit) on sale of property, plant and equipment	760	595	(11,260)	(441)
Share of loss of associated companies	17	123	59	540
Share of (profit)/loss of jointly controlled entities	(30,783)	8,934	(46,753)	(5,067)
Interest income	(5,852)	(19,839)	(26,322)	(34,996)
Finance costs	36,380	44,591	126,775	141,954
Dividend income	(1,439)	(1,724)	(4,611)	(2,879)
Allowance for diminution in value of investments (written back)/made (net)	(233)	574	(2,195)	1,297
Allowance for foreseeable losses on development properties made/(written back) (net)	-	9,740	(2)	(19,731)
Allowance for doubtful debts made (net)	755	1,912	15,145	1,912
Impairment losses for property, plant & equipment	-	20,840	-	24,840
Operating profit before working capital changes	113,326	144,644	307,933	425,133
Changes in working capital				
Development properties	(13,854)	39,313	(77,057)	210,106
Stocks, trade and other receivables	(3,093)	(93,782)	(14,649)	(111,908)
Related corporations	(59,140)	(64,116)	(71,434)	(91,238)
Trade and other payables	7,041	14,852	14,177	19,846
Employee benefits	294	25,194	1,559	15,367
(Decrease)/Increase in working capital	(68,752)	(78,539)	(147,404)	42,173
Income tax paid	(40,833)	(16,360)	(69,427)	(40,568)
Net cash generated from operating activities carried forward	3,741	49,745	91,102	426,738

	Third quarter ended 30 September		9-Month period ended 30 September	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
Net cash generated from operating activities brought forward	3,741	49,745	91,102	426,738
Cash Flows from Investing Activities				
Purchase of property, plant and equipment	(18,091)	(15,699)	(89,118)	(56,263)
Proceeds from sale of property, plant and equipment	-	6,397	20,303	8,148
Increase in deferred financial charges	(1,825)	(4,712)	(2,657)	(4,908)
Increase in intangible assets	(443)	(789)	(443)	(789)
Decrease in investments in associated companies	-	2,457	-	2,457
Decrease in investments in jointly controlled entities	2,625	25,715	2,625	29,891
Cash flow on acquisition of subsidiaries (net of cash)	(6,865)	-	(51,069)	-
Payment of deferred consideration[1]	(71,707)	-	(71,707)	-
(Increase)/Decrease in financial assets	(6,734)	(596)	(260)	1,520
Interest received (including amounts capitalised as property, plant and equipment and development properties)	5,935	19,859	26,446	35,083
Dividend received				
- investments	1,439	1,724	4,611	2,879
- jointly controlled entities	42,000	5,475	42,000	5,475
Net cash (used in) / generated from investing activities	(53,666)	39,831	(119,269)	23,493
Cash Flows from Financing Activities				
Capital contribution to minority shareholders	(2,078)	(98,036)	(34,129)	(96,559)
Proceeds from term loans	324,728	89,031	650,682	255,284
Repayment of term loans	(205,914)	(77,427)	(561,068)	(421,594)
Repayment to finance lease creditors	(30,968)	(1,112)	(31,557)	(2,663)
Proceeds from issuance of bonds and notes	19,893	304,791	292,409	559,791
Repayment of bonds and notes	(73,676)	(247,860)	(148,676)	(647,860)
Decrease in other long-term liabilities	(3,409)	(10,924)	(4,789)	(14,545)
Proceeds from bank loans	74,177	161,880	133,057	388,511
Repayment of bank loans	(29,090)	(235,701)	(173,837)	(449,462)
Payment of interest on deferred consideration[1]	(13,551)	-	(13,551)	-
Dividend paid	-	-	(46,860)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(40,605)	(49,085)	(138,322)	(156,826)
Net cash generated from / (used in) financing activities	19,507	(164,443)	(76,641)	(632,783)
Net decrease in cash and cash equivalents carried forward	(30,418)	(74,867)	(104,808)	(182,552)

	Third quarter ended 30 September		9-Month period ended 30 September	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
Net decrease in cash and cash equivalents brought forward	(30,418)	(74,867)	(104,808)	(182,552)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(2,410)	7,986	5,832	3,639
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	543,659	586,142	609,807	698,174
Cash and cash equivalents at the end of the period (net of bank overdraft)	510,831	519,261	510,831	519,261

Note: -

[1] **Deferred Consideration**

In December 1999, a subsidiary of the Group acquired a number of hotels in USA and, under the terms of the acquisitions, US$45.0m (plus interest) of the consideration for these hotels was deferred for a period of two years. This consideration was not paid when it originally fell due in December 2001 pending adequate financial assurances that the vendor could honour its indemnity obligations under the terms of the agreement. The parties have now reached agreement and a total of US$48.8m (S$85.3m) was paid in September 2003. The full amount had already been fully provided for by the subsidiary of the Group.

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	35,666	-	35,666
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(3,326)	-	(3,326)
Exchange differences	-	-	-	7,488	-	-	7,488
Profit for the period	-	-	-	-	-	10,680	10,680
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	945,032	148,143	530,006	170,222	2,255,516	4,449,430
Issue of ordinary shares	12,829	108,204	-	-	-	-	121,033
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(11,395)	-	(11,395)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(179)	-	(179)
Exchange differences	-	-	-	(2,719)	-	-	(2,719)
Profit for the period	-	-	-	-	-	41,225	41,225
At 30 September 2003	413,340	1,053,236	148,143	527,287	158,648	2,296,741	4,597,395

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2002	400,511	945,032	148,721	-	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(9,602)	-	(9,602)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(141)	-	(141)
Profit for the period	-	-	-	-	-	35,375	35,375
At 31 March 2002	400,511	945,032	148,721	-	113,109	2,190,307	3,797,680
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(6,888)	-	(6,888)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(263)	-	(263)
Profit for the period	-	-	-	-	-	35,317	35,317
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2002	400,511	945,032	148,721	-	105,958	2,178,764	3,778,986
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	25,546	-	25,546
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(269)	-	(269)
Profit for the period	-	-	-	-	-	16,968	16,968
At 30 September 2002	400,511	945,032	148,721	-	131,235	2,195,732	3,821,231

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(79)	-	(79)
Profit for the period	-	-	-	-	-	7,810	7,810
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	931,910	63,743	855	(601)	2,040,070	3,436,488
Issue of ordinary shares	12,829	108,204	-	-	-	-	121,033
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(103)	-	(103)
Profit for the period	-	-	-	-	-	41,446	41,446
At 30 September 2003	413,340	1,040,114	63,743	855	(704)	2,081,516	3,598,864

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2002	400,511	931,910	63,743	-	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	39	-	39
Profit for the period	-	-	-	-	-	24,127	24,127
At 31 March 2002	400,511	931,910	63,743	-	(216)	2,055,394	3,451,342
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(344)	-	(344)
Profit for the period	-	-	-	-	-	14,422	14,422
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2002	400,511	931,910	63,743	-	(560)	2,022,956	3,418,560
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	72	-	72
Profit for the period	-	-	-	-	-	12,445	12,445
At 30 September 2002	400,511	931,910	63,743	-	(488)	2,035,401	3,431,077

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year**

During the third quarter ended 30 September 2003, the Company issued an aggregate of 25,658,667 new ordinary shares of $0.50 each fully paid, being consideration in exchange for:

a. 120,409,779 shares of $0.05 each fully paid in Target Realty Limited ("TRL") transferred by Hong Leong Investment Holdings Pte. Ltd. and certain of its subsidiaries (collectively, the "Transferors") pursuant to a share transfer agreement entered into by the Company with the Transferors; and

b. 77,861,598 TRL shares acquired pursuant to the mandatory unconditional offer made by the Company for TRL shares;

thus bringing the total issued and paid up capital as at 30 September 2003 to $413,340,195.50, comprising 826,680,391 ordinary shares of $0.50 each.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

Except as disclosed in item 5 below, the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

With effect from 1 January 2003, the Group has changed its accounting policy on hotel properties from stating the properties at cost less depreciation to stating the properties at revalued amounts less depreciation. Consequentially, the residual value of the core component of the hotel buildings has been re-evaluated. With this re-evaluation, the directors have concluded that the estimates of residual value used by Millennium & Copthorne Hotels plc ("M&C") are appropriate for use by the Group.

The revalued amounts of the hotel properties are based on the revalued amounts adopted by M&C. The latter's policy is to revalue approximately one-third of its hotel properties each year.

These changes, which are applied prospectively, have the following impact on the net profit for the 9-month period ended 30 September 2003 :

	The Group S$'000
Net profit before change in accounting policy on hotel properties	70,812
Effect of change	19,239
Net profit for the 9-month period	90,051

In addition, an asset revaluation reserve of $527.3 million on hotel properties was recognised. These resulted in an increase in net asset value per share by $0.66 to $5.56.

The Group continues to adopt its practice of stating its investment properties at cost less depreciation.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Basic earnings per ordinary share of 5.06 cents (2002: 2.12 cents) for the third quarter ended 30 September 2003 is based on net profit of $41,225,000 (2002 : $16,968,000) and the weighted average number of ordinary shares in issue of 814,688,633 (2002: 801,021,724 ordinary shares in issue).

Basic earnings per ordinary share of 11.18 cents (2002: 10.94 cents) for the 9-month period ended 30 September 2003 is based on net profit of $90,051,000 (2002: $87,660,000) and the weighted average number of ordinary shares in issue of 805,627,422 (2002: 801,021,724 ordinary shares in issue).

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	30.9.2003 S$	31.12.2002 S$	30.9.2003 S$	31.12.2002 S$
Net asset value per ordinary share at 30.9.2003 of 826,680,391 ordinary shares in issue (at 31.12.2002 : 801,021,724 ordinary shares in issue)	5.56	4.82	4.35	4.33

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

Group turnover improved by 5% for the three months ended 30 September 2003 to $622.6 million, against $591.6 million for the same period in 2002, whilst for the 9-month period up to 30 September 2003, it totalled $1,685.6 million (2002:$1,700.9 million). After tax profit increased by 143% in Q3 to $41.2 million (2002:$17.0 million) and by 3% to $90.1 million for the 9-month period (2002:$87.7 million).

Property

The improving sentiments in the property market, following the end of SARS, which flowed through the beginning of Q3 was dampened by the Government's announcement of the impending CPF rate cut and lowering of salary ceiling for CPF contribution in August. Purchasers turned cautious, with many holding back their decision to buy. Though the actual impact of the CPF rate cut was not substantial, the repercussions on the market were more severe as many perceived that the move had reduced their affordability for property purchase. The situation was aggravated by the uncertain economic outlook, unemployment and job insecurity. Despite the uncertain environment, prices remained stable with a slide of only 0.4%.

Generally, sales volume for Q3 was subdued but the Group continued to realise profits from projects sold earlier such as Nuovo EC, Goldenhill Park, and Changi Rise amongst others, as well as profit from our 50% share in Seoul City Tower which was sold.

The office market showed some signs of improvement with a slight increase in occupancy rate in the Raffles Place area. However, as a whole, the island's occupancy still declined by 0.4%. Rental continued to come under pressure, declining by 3.6% in Q3.

Hotel

Millennium & Copthorne Hotels plc ("M&C") returned to profitability in this quarter, with encouraging signs of recovery in the Group's earnings albeit at a slower pace.

The recovery in Asia followed soon after the end of the SARS epidemic, with a dramatic rebound in our Taipei and Hong Kong hotels. Singapore has also seen some improvement.

Hotels in New York City continued to enjoy high volumes of business, but experienced rate pressure in the corporate market. The Millenium Hilton in the US continues to trade well, and together with our other New York hotels have enjoyed improved occupancies. The regional US hotels saw a slight improvement in performance.

The London market, the rest of Europe and regional UK also saw better performance in September as a result of the return of corporate business. However, the London market experienced some rate pressure in the corporate business. The Australasian portfolio continues to perform well.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The Group's performance for the quarter under review is in line with its expectations as disclosed in the announcement of results for second quarter and half year ended 30 June 2003.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Property

With the dust settling on the impact of the CPF cut and significant improvement in the economic performance for Q3, sentiments now have generally become more positive. However, purchasers are still cautious. The Group launched Phase 1 of its Monterey Park in early November and about one-third of the 93 units launched was sold. Phase 3 of Savannah Park has also just been launched.

Together with a US Real Estate Opportunity Fund, the Group has also taken a 50/50 stake in an incomplete hotel property in a well-located part of Bangkok, along the Chao Phraya River. This property was acquired significantly below its replacement cost. We will reposition the asset to realise its potential after refurbishment.

Profits will be recognised by the Group in Q4 on the sale of Lot 1 Shoppers' Mall by an associated company in which we have a 50% interest. The property was sold for a consideration of $243.8 million.

In view of recent changes in planning guidelines, we have resubmitted plans for 2 separate developments, namely commercial and residential, at the City Square site. Development work is expected to commence in 2004.

The office market appears to be stabilising and is expected to improve with the recovery in the economy.

Following the acquisition of a controlling interest in Target Realty Limited in July 2003, the Group now owns more than 97% of its capital.

Hotel

The Group believes that the worst is over for the hospitality industry, and anticipates that this recovery will continue. As a whole, volumes remain strong and historic trends would indicate that an improvement in rates should follow. Following cyclical trends, occupancy should see a marked improvement in the last quarter of the year. We remain confident that M&C's ownership of quality assets in key locations makes us uniquely placed to benefit from the ongoing improvement in trading.

Group Prospects

Barring any crisis, the Group is expected to perform better in the last quarter of the year and should remain profitable in the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not applicable

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not applicable

15. A breakdown of sales

Not applicable.

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year**

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference		
Total:		

Not applicable

17. **Interested Person Transactions**

In the quarter ended 30 September 2003, the aggregate value of all interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000), amounted to $1,217,280.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
27/11/2003